Room 4561
Via fax (408) 974-2023

March 26, 2008

Peter Oppenheimer
Chief Financial Officer
Apple Inc.
1 Infinite Loop
Cupertino, CA 95014

Re: **Apple Inc.**
            Form 10-K for the Fiscal Year Ended September 29, 2007
            Filed on November 15, 2007
            File no. 0-10030

Dear Mr. Oppenheimer:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                          Sincerely,

                          Kathleen Collins
                          Accounting Branch Chief